UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DA32 Life Science Tech Acquisition Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23312M 106 (CUSIP Number)

David Clark

Deerfield Management Company, L.P.

345 Park Avenue, 12th Floor

New York, NY 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS DEERFIELD MANAGEMENT COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,145,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,145,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,145,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.06%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by DA32 Sponsor LLC (the “Sponsor”), which are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-257679) (the “Registration Statement”), (ii) 650,000 shares of Class A Common Stock held by the Sponsor and (iii) 30,000 shares of Class B Common Stock held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement.

(2)	As one of three managing members of the Sponsor, Deerfield Partners, L.P. (“Deerfield Partners”) may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt, L.P. (“Deerfield Mgmt”) may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management Company, L.P. (“Deerfield Management”) may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding, based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as of May 11, 2023 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, less (B) 20,000,000 shares of Class A Common Stock sold by the Issuer in its initial public offering, which the Issuer redeemed as of July 28, 2023.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,115,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,115,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.53%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by the Sponsor, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement and (ii) 650,000 shares of Class A Common Stock held by the Sponsor.

(2)	As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)	The percentages reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding, based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as of May 11, 2023 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, less (B) 20,000,000 shares of Class A Common Stock sold by the Issuer in its initial public offering, which the Issuer redeemed as of July 28, 2023.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,115,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,115,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.53%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by the Sponsor, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement and (ii) 650,000 shares of Class A Common Stock held by the Sponsor.

(2)	As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)	The percentages reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding, based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as of May 11, 2023 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, less (B) 20,000,000 shares of Class A Common Stock sold by the Issuer in its initial public offering, which the Issuer redeemed as of July 28, 2023.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,145,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,145,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,145,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.06%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by the Sponsor, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock held by the Sponsor and (iii) 30,000 shares of Class B Common Stock held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement.

(2)	As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)	The percentages reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding, based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as of May 11, 2023 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, less (B) 20,000,000 shares of Class A Common Stock sold by the Issuer in its initial public offering (the “Public Shares”), which the Issuer redeemed as of July 28, 2023.

END OF COVER PAGES

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Partners, L.P. (“Deerfield Partners”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), with respect to the Class A Common Stock of DA32 Life Science Tech Acquisition Corp. (the “Company” or the “Issuer”). The purpose of this Amendment is to reported changes in the Reporting Persons’ beneficial ownership of Class A Common Stock of the Company resulting from the redemption of Public Shares (as defined below) as of July 28, 2023.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of the outstanding shares of Class A Common Stock issued in the Issuer’s IPO (“Public Shares”), effective as of July 28, 2023, because the Issuer would not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. Consistent with such announcement, effective as of July 28, 2023, the Company redeemed the Public Shares, including 1,600,000 Public Shares previously held by Deerfield Partners.

On July 21, 2023, the Issuer also announced that it intends to effect the dissolution of the Issuer after it files a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2023

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

By:	/s/ Jonathan Isler
Name:	Jonathan Isler, Attorney-in-Fact